14048031

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2014
Washington DC
404

SEC FILE NUMBER
8-11117

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Foothill Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 E. Dana Street
(No. and Street)

Mountain View,	CA	94041-1508
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen H Chipman 650-625-9701
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Abbott, Stringham, & Lynch
(Name – *if individual, state last, first, middle name*)

1550 Leigh Avenue	San Jose	CA	95125
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen H Chipman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Foothill Securities, Inc., as of December 31st, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

President & CEO

Title

See attached CA Jurat

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1 ____________________
2 ____________________
3 ____________________
4 ____________________
5 ____________________
6 ____________________

Signature of Document Signer No. 1 — Signature of Document Signer No. 2 (if any)

State of California
County of Santa Clara

Subscribed and sworn to (or affirmed) before me on this 27 (Date) day of February (Month), 2014 (Year), by
(1) Stephen H. Chipman (Name of Signer),
proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ____________________ (Name of Signer),
proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

Signature [signature] (Signature of Notary Public)

JOHN L. COWAN
Commission # 1907428
Notary Public - California
Santa Clara County
My Comm. Expires Oct 17, 2014

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: ____________________

Document Date: ____________________ Number of Pages: ________

Signer(s) Other Than Named Above: ____________________

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
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FOOTHILL SECURITIES

FOOTHILL SECURITIES, INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2013

Abbott, Stringham & Lynch
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS ADVISORS

TEL 408-377-8700 FAX 408-377-0821
1550 Leigh Ave., San Jose, CA 95125

aslcpa.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
of Foothill Securities, Inc.
Mountain View, California

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Foothill Securities, Inc. (the "Company"), as of December 31, 2013, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Foothill Securities, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Abbott, Stringham & Lynch

February 27, 2014

FOOTHILL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2013

Assets

Current assets:	
Cash and cash equivalents	$ 2,286,425
Commissions receivable	790,850
Other receivables	131,906
Prepaid expenses	295,435
Deferred tax assets	56,950
Total current assets	3,561,566
Property and equipment, net	109,309
Intangible asset, net	32,400
Total assets	$ 3,703,275

Liabilities and Stockholders' Equity

Current liabilities:	
Commissions payable	$ 464,728
Accounts payable and other accrued expenses	381,287
Income taxes payable	246,100
Total current liabilities	1,092,115
Deferred tax liabilities	24,380
Total liabilities	1,116,495
Commitments and contingencies (Note 13)	
Stockholders' equity:	
Common stock, $.001 par value; 20,000,000 shares authorized; 9,243,099 shares issued and outstanding	9,243
Restricted common stock, 177,584 shares authorized to be issued	10,800
Paid-in capital	1,881,272
Retained earnings	685,465
Total stockholders' equity	2,586,780
Total liabilities and stockholders' equity	$ 3,703,275

The accompanying notes are an integral part of these financial statements.

FOOTHILL SECURITIES, INC.

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2013

Revenues:	
Commissions and fees	$ 40,800,848
Other income	565,678
Interest income	2,567
Total revenue	41,369,093
Expenses:	
Salaries, wages, and commissions	37,197,970
Officers' salaries	797,615
Regulatory fees and expenses	549,772
Business travel	103,953
Board member expenses	109,791
Consulting fees	334,286
Insurance	503,504
Conferences	251,831
Rent	127,614
Database aggregation	42,090
Administrative	789,384
Total expenses	40,807,810
Income before provision for income taxes	561,283
Provision for income taxes	(258,442)
Net income	$ 302,841

The accompanying notes are an integral part of these financial statements.

FOOTHILL SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the Year Ended December 31, 2013

	Shares	Common Stock	Restricted Common Stock	Paid-in Capital	Retained Earnings	Total Stockholders' Equity
Balances, January 1, 2013	8,451,756	$ 8,451	$ 21,600	$ 2,378,185	$ 382,624	$ 2,790,860
Stock-based compensation	146,913	147	-	39,760	-	39,907
Repurchase and retirement of common stock	(1,235,248)	(1,235)	-	(614,674)	-	(615,909)
Regulation D shares issued for 2012	1,763,821	1,764	-	(1,764)	-	-
Capital escrow contribution	-	-	-	69,081	-	69,081
Restricted common stock issued	115,857	116	(10,800)	10,684	-	-
Net income	-	-	-	-	302,841	302,841
Balances, December 31, 2013	9,243,099	$ 9,243	$ 10,800	$ 1,881,272	$ 685,465	$ 2,586,780

The accompanying notes are an integral part of these financial statements.

FOOTHILL SECURITIES, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2013

Increase (Decrease) in Cash and Cash Equivalents

Cash flows from operating activities:	
Net income	$ 302,841
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	31,423
Amortization of intangible asset	5,400
Stock-based compensation	39,907
Deferred taxes	10,635
Changes in operating assets and liabilities:	
Commissions receivable	39,486
Other receivables	(32,587)
Prepaid expenses	(51,972)
Commissions payable	(92,338)
Accounts payable and other accrued expenses	173,857
Income taxes payable	246,100
Net cash provided by operating activities	672,752
Cash flows from investing activities:	
Purchases of property and equipment	(31,827)
Net cash used by investing activities	(31,827)
Cash flows from financing activities:	
Common stock repurchased	(615,909)
Contributed capital under the capital escrow fee assessment	69,081
Net cash used in financing activities	(546,828)
Net increase in cash and cash equivalents	94,097
Cash and cash equivalents, beginning of year	2,192,328
Cash and cash equivalents, end of year	$ 2,286,425
Supplemental disclosures of cash flows information:	
Interest	$ 6,620
Taxes paid	$ 947

The accompanying notes are an integral part of these financial statements.

FOOTHILL SECURITIES, INC.

Notes to Financial Statements

December 31, 2013

Note 1 - Nature of business

Foothill Securities, Inc. (the "Company") is a fully disclosed broker-dealer, registered with the Financial Industry Regulatory Authority ("FINRA"), and licensed by the Securities and Exchange Commission ("SEC") and the California Department of Corporations.

The Company was incorporated in California on October 11, 1962, and conducts business from approximately forty-five (45) Offices of Supervisory Jurisdiction ("OSJ") located in Arizona, California, Colorado, Florida, Hawaii, Nevada, New Mexico, Tennessee, Texas, Utah, and Washington.

Note 2 - Summary of significant accounting policies

Basis of presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of estimates

The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires and includes management estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and could be material to the financial statements.

Cash and cash equivalents

For purposes of the Statement of Cash Flows, the Company considers all cash and short-term investments with original maturities of three months or less, and clearing deposits, to be cash equivalents.

Commissions receivable and payable

Commissions receivable are uncollateralized commissions due to the Company from sales of mutual funds, stock trades, variable and fixed products, and direct participation programs. When orders are placed, the Company records an estimated receivable for commissions and an estimate of the related commissions payable to the registered representatives based on historical averages.

The Company reviews all open orders every ninety days (90) with the respective registered representatives responsible for placing those orders. If any order is determined to be no longer valid, then the related commission receivable and commission payable are voided along with the corresponding revenue and expense.

Collections of commissions receivable are allocated to specific investor orders.

Note 2 - Summary of significant accounting policies (continued)

Fair value of financial instruments

As defined in Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic No. 820, "Fair Value Measurements and Disclosures" ("ASC 820"), fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses the market or income approach. Based on this approach, the Company utilizes certain assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated or generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.

Based on the observability of the inputs used in the valuation techniques, the Company is required to provide information related to the fair value hierarchy. The fair value hierarchy ranks the quality and the reliability of the information used to determine fair values. As a basis for considering such assumptions, ASC 820 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value.

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Other inputs that are directly or indirectly observable in the marketplace.

Level 3 – Unobservable inputs, which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. For the year ended December 31, 2013, the application of valuation techniques applied to similar assets and liabilities has been consistent with techniques applied during the preceding calendar year.

Financial instruments included in the Statement of Financial Condition include cash and cash equivalents, commissions receivable, other receivables, commissions payable, accounts payable and accrued expenses. The carrying amounts of all these instruments approximate fair value due to their short maturities.

Intangible asset and amortization

An intangible asset was acquired as part of the CUE Financial Group, Inc. ("CUE") transaction in August 2009. The amortization expense on this asset is calculated on a straight-line basis over a ten year period. (See Notes 6 and 10).

Revenue recognition

The Company's revenue is generated from registered investment advisory fees derived from asset management and financial planning fees, and concessions and commissions related to sales of mutual funds, stock trades, variable products, fixed products, and direct participation programs. Revenue is recorded when earned.

Note 2 - Summary of significant accounting policies (continued)

Property and equipment

The Company's property and equipment are recorded at cost. Maintenance, repairs, and minor renewals are charged against earnings as incurred. Additions and major renewals costing $1,000 or more are capitalized. The cost and accumulated depreciation of assets sold or retired are removed from the respective accounts, and any gain or loss is reflected in earnings. Depreciation is calculated using the straight-line method over the following estimated useful lives:

Computer equipment	5 years
Office equipment	5 – 7 years
Software	3 years
Leasehold improvements	Lesser of estimated useful life or the term of the lease

Long-lived assets

Long-lived assets held and used are tested for recoverability whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. When required, impairment losses on assets held and used are measured based on the fair value of the asset, and long-lived assets to be disposed of by sale are reported at the lower of the carrying amount or fair value, less cost to sell. Long-lived assets were evaluated for impairment and no adjustments were deemed necessary during the year ended December 31, 2013.

Income taxes

The Company elected "C Corporation" status for income tax purposes. The provision for income taxes includes federal income and various state income and franchise taxes currently payable, and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. Deferred income taxes are provided based on the estimated future tax effects of differences between financial statement carrying amounts and the tax bases of existing assets and liabilities. Deferred income taxes result primarily from deductions and income recorded on the financial statements but not yet allowable or reportable for income tax purposes.

The Company uses the asset and liability method to account for deferred income taxes. The asset and liability method requires the recognition of deferred income tax liabilities and assets for the expected future tax consequences of temporary differences between tax bases and financial reporting bases of assets and liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company accounts for uncertain tax positions. The Company has elected to recognize any interest and penalties related to tax uncertainties as operating expenses.

Note 2 - Summary of significant accounting policies (continued)

Advertising costs

Advertising costs are charged to operations when incurred. For the year ended December 31, 2013, the Company did not incur any advertising expense.

Stock-based compensation

The Company measures the fair value and recognizes compensation expense for all stock-based payment awards made to employees, unless the fair value was deemed deminimus, in which case, no expense is recognized. The Company has issued compensatory stock grants that vest over the service period under an employment agreement for the President. Stock-based compensation expense recognized is based on the value of the portion of stock-based payment awards as they vest. Stock-based compensation expense is included in officers' salaries in the Company's Statement of Operations during the year ended December 31, 2013. (See Note 9).

Note 3 - Cash clearing deposit accounts

In the event that a registered representative incurs a market action error, the Company has available a clearing deposit with Pershing, LLC that can cover such errors up to $100,000. When a registered representative is responsible for such a loss, the representative is contractually obligated to reimburse the Company.

The Company also has a $10,000 clearing fund deposit with The Depository Trust & Clearing Corporation, which is required by the National Securities Clearing Corporation as a condition for utilizing the Fund/SERV and Insurance Processing Services.

Both of these deposits are included in cash and cash equivalents on the accompanying Statement of Financial Condition.

Note 4 - Prepaid expenses

Prepaid expenses consist of the following as of December 31, 2013:

Prepaid insurance	$ 81,880
Prepaid registration fees	171,420
Other prepaid expenses	42,135
	$ 295,435

Note 5 - Property and equipment

Property and equipment consists of the following as of December 31, 2013:

Computer equipment	$ 214,149
Office equipment	50,444
Software	35,058
Leasehold improvements	69,144
Construction in progress	3,500
	372,295
Less accumulated depreciation and amortization	(262,986)
	$ 109,309

For the year ended December 31, 2013, depreciation expense was $31,423.

During the year, $3,500 was spent on initial design costs for the office space. As of December 31, 2013 (the date of the financial statements), there is no estimated cost of completion or estimated completion date.

Note 6 - Intangible asset

An intangible asset, with an original fair value of $54,000, was recognized as part of the CUE transaction as discussed more fully in in Note 10. This intangible asset represents the fair value of CUE's network of independent representatives. Management has determined that an amortizable life of ten years is reasonable. This period has been determined by analyzing the average tenure of all independent representatives who were currently affiliated with the Company at the time of the CUE transaction. As of December 31, 2013, the value of the intangible asset has been reduced to $32,400, with $5,400 of amortization expense recognized during the year ended December 31, 2013. The Company will record amortization expense of $5,400 annually through 2019.

Note 7 - Accounts payable and other accrued expenses

Accounts payable and other accrued expenses consist of the following as of December 31, 2013:

Accounts payable	$ 39,905
Accrued payroll and compensated absences	78,604
Accrued profit sharing	62,750
Other accrued expenses	200,028
	$ 381,287

Note 8 - Net capital requirements

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital equal to the greater of six and two-thirds percent (6-2/3%) of aggregated indebtedness or $50,000. The rule also defines the minimum required ratio of aggregate indebtedness to net capital of 15 to 1. The Company has computed the net capital and aggregate indebtedness calculations in accordance with FINRA Notice to Members, Numbers 84-48 and 85-5, respectively. At December 31, 2013, the Company has net capital of $1,681,607 which was $1,607,174 in excess of its required net capital of $74,433. The Company's aggregate indebtedness to net capital ratio was 66.39%, or 0.664 to 1.00.

Note 9 - Stockholders' equity

Shares authorized, issued and outstanding

During 2013, the Company's Board of Directors approved an increase of authorized shares from 10,000,000 to 20,000,000 shares.

Compensatory stock bonus awards

The current employment agreement (due to expire on February 28, 2016) of the Company with its President includes a compensatory stock bonus provision. This provision awards the President common stock shares based upon performance, which is evaluated on an annual basis by the Board of Directors. The shares awarded are issued in the ensuing year following successful employment, and the compensation expense is based upon the number of shares awarded, valued at the higher of the Company's net book value, based upon the Company's most recent audited financial statements, or the common stock fair value as determined by an independent valuation. The amount of awarded shares made annually is to be equivalent to 1% of the Company's then issued and outstanding common stock as of December 31st for the year such services were rendered. While employed, and based upon the current agreement, the President is to maintain a specified ownership percentage in the Company. No shares shall be issued in the event that the President is not employed on each anniversary date of the employment agreement, without regard to the reason for the termination of employment.

During the year ended December 31, 2013, the President was awarded 146,913 shares, with related compensation expense recognized in the amount of $39,907.

Common stock repurchase

During the year ended December 31, 2013, the Company repurchased 1,235,248 shares of common stock from former registered representatives and employees at a total cost of $615,909.

Common stock designated for issuance – restricted common stock

At December 31, 2013, the Company has approximately 97,000 shares of common stock that have been allocated to be issued over the next year related to the CUE transaction. (See Note 10).

Note 9 - Stockholders' equity (continued)

Contributed capital

The Company has offered shares of common stock to its registered representatives and employees who are accredited investors as defined in Rule 501(a) of Regulation D of the Securities Act of 1933. As part of the same offering, the Company had previously sold shares to an additional 35 of its registered representatives who had the experience and knowledge necessary to understand the merits and risks of the investment.

The original offering, dated December 1, 2008, was amended effective July 14, 2010 to reflect the revise definition of an accredited investor per the Dodd-Frank Wall Street Reform and Consumer Protection Act. Effective January 1, 2013, the Company has elected to terminate this offering. The termination has no effect on the prior years' offerings.

On December 1, 2008, the offering also was amended to no longer include the issuance of shares in return for a 1% reduction in commission and fees. This was done in recognition that this was no longer an appropriate part of the Regulation D offering in that the Company adopted a stock bonus plan for all registered representatives, and not just for those who were qualified investors, that required no contribution to the Company's capital which was retroactive to December 19, 2008, the date of the original Regulation D offering. Further, the election by qualified representatives to purchase additional shares in the Regulation D offering up to maximum base of 3% of their commissions and fees and other income, was reduced by 2%, effective January 1, 2010. Upon inception of the original offering, the Company began withholding one percentage point of all representatives commissions payable effective the week ending December 19, 2008. Representatives automatically received shares of common stock in the Company in the amount of this reduction in their compensation, provided they were registered with the Company when the shares were issued. Representatives who had elected to purchase shares in an amount equal to a total of 3% of gross revenues created by his or her services for the years 2008 and 2009 also received shares. The price per share under the amended offering is the December 31st book value of the current year, as indicated by the audit of the corporate financial statements, divided by the number of shares outstanding at the end of each fiscal year. For shares that were issued for 2008 and 2009 purchases, a book value per share of $0.25 was applied. For shares issued for 2010, 2011, and 2012 purchases, a book value per share of $0.28, $0.32, and $.33, respectively, was applied, and 1,763,821 shares were issued in 2013. Fair value of the common stock, as determined in an independent appraisal, was calculated to be $0.22 per share. Management has elected to continue the use of the net book value approach to base the number of issued shares.

If for any reason a Representative is no longer registered with the Company when the stock is to be issued under the Regulation D private offering, the amount of commissions and fees withheld at the request of the purchaser, will be repaid. Accredited employees of the Company may purchase shares under the same terms and conditions as the representatives, and up to 2% of their base compensation.

As stated above, effective January 1, 2013, the Company ceased offering shares of common stock to its registered representatives and employees.

Note 9 - Stockholders' equity (continued)

Warrant grants

In 2009, the Company initially granted 207,007 common stock warrants to CUE and its principals with an exercise price equal to the Company's common stock book value as determined at the end of the month in which the warrants are exercised. These warrants are fully vested on the grant date and were originally set to expire three years after the grant date, or August 2012. The expiration date has been extended to August 15, 2014. The terms and conditions of the warrants remain the same. The warrants fair value was deemed deminimus, and as such, no value was ascribed to these warrants in the initial accounting related to the CUE transaction. (See Note 10).

These warrant grants have an anti-dilution provision that requires the Company to adjust the number of common stock warrants issued upon exercise of the warrants, such that the number of common stock shares that may be purchased as of the last day on which the warrant is exercisable shall be five percent of the stock then outstanding. The Company has reviewed the warrant agreement and the related anti-dilution provision, and has determined that it does not require treatment as a derivative.

At December 31, 2013, as a result of the anti-dilution feature, there were 485,263 common stock warrants outstanding.

Note 10 - CUE affiliation transaction and agreement

In August 2009, the Company entered into an affiliation agreement with CUE Financial Group, Inc. ("CUE") whereby CUE would allow the Company to recruit from its network of independent representatives, with the intention of convincing the CUE representatives to change their broker dealer affiliation from CUE to the Company. In addition, CUE's current ownership and principals would actively work toward convincing CUE representatives to change their broker-dealer affiliation.

The Company determined that the affiliation agreement met the definition of a business combination. The Company did not receive any tangible assets or assume any liabilities, or equity in CUE as part of the acquisition. In addition, the Company did not exchange any tangible assets or liabilities as payment for the acquisition.

As consideration, the Company granted CUE's principles, who have now designated the Company as their broker-dealer, 1% of the Company's then outstanding stock on the first, second, third, fourth and fifth anniversary of this agreement for a total issuance of 5% tied to an anti-dilution provision. At December 31, 2009, 5% of outstanding shares represented 203,362 common shares. The grant date fair value of those common shares was $54,000. This amount had been recorded as restricted common stock in the Statement of Stockholders' Equity. As of August 2013, 2012, 2011 and 2010, the Company issued 115,857; 120,130; 81,035; and 52,291 shares, respectively, and released $10,800 each year from the restricted common stock classification. As of December 31, 2013, and as a result of the anti-dilution feature (discussed below), there remain approximately 97,000 shares to be issued.

Additionally, the $32,400, net of accumulated amortization, represents the fair value of an intangible asset as shown in the Statement of Financial Condition. This intangible asset represents the fair value of CUE's network of independent representatives. (See Note 6).

The Company also agreed to an anti-dilution provision tied to the 5% stock issuance that requires the Company to issue additional shares to these principals in a number sufficient to avoid any dilution of the current percentage of shares they hold. The Company has reviewed this anti-dilution provision and has determined that it does not require treatment as a derivative.

FOOTHILL SECURITIES, INC.

Notes to Financial Statements

December 31, 2013

Note 11 - Provision for income taxes

The provision for income taxes consists of the following as of December 31, 2013:

	Federal	States	Total
Currently payable	$ 200,461	$ 47,346	$ 247,807
Deferred tax expense	1,987	8,648	10,635
Total provision for income taxes	$ 202,488	$ 55,994	$ 258,442

The income tax expense differs from the expected expense that would result from applying federal statutory rates to the pre-tax income due to the following:

- The tax benefits of the federal tax graduated rate structure, as applied to taxable income and those differences between the financial statements and the tax returns (described in Note 2), and when they are expected to become taxable or deductible.
- Certain nontaxable income and expense items also referred to as permanent differences.
- Minimum franchise taxes imposed by the states in which the Company operates.

Deferred tax assets and liabilities consist of the following:

Deferred tax assets	
Accrued vacation	$ 12,801
Accrued expenses	30,845
State taxes	13,304
	56,950
Deferred tax liabilities	
Depreciation and amortization	(24,380)
Deferred tax assets, net	$ 32,570

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management has determined that a valuation allowance against the net deferred tax assets is not required in light of anticipated future taxable income.

At December 31, 2013, the Company had utilized all available federal and state net operating loss carryforwards of approximately $51,410 and $106,294, respectively.

Note 11 - Provision for income taxes (continued)

The Company's federal and state tax returns from 2008 through 2012 are subject to audit and adjustment by the taxing authorities.

Management has determined that a liability is not required to be recognized under ASC 740-10. At December 31, 2013, management has determined that there are no uncertain tax positions requiring recognition in its financial statements.

Note 12 - 401(k) and profit sharing plan and trust

Effective January 1, 2004, the Company adopted a 401(k) profit sharing plan for all eligible employees. Eligible employees are defined as full-time employees who have attained age 21, and who have been employed at least one year and have completed at least 1,000 hours of service annually. Employees may elect to defer 1% to 25% of their salary, up to the federal limit, and are 100% vested upon entering the plan. The Company annually matches the participants' contribution up to 4% of participants' gross wages. The Company may also elect to make a discretionary contribution annually to the profit sharing plan and trust. In 2013, the Company contributed a total of $125,732 under these arrangements.

Note 13 - Commitments, related party transactions, and contingencies

Facility lease

The Company entered into a lease agreement for their corporate office, commencing on February 1, 2008, with a related party limited liability company (LLC). This LLC includes certain members that are also stockholders of the Company. Under the terms of the lease, the Company pays a monthly base rent of $10,500, on a month-to-month basis, and its share of utilities, taxes, and common area maintenance expenses (CAM) within operating expenses.

Rent expense, plus utilities and taxes, was $124,425 for the year ended December 31, 2013.

Postage meter lease

The Company pays a quarterly rent of $902, and the lease expires on April 3, 2016.

Note 13 - Commitments, related party transactions, and contingencies (continued)

Postage meter lease (continued)

The future minimum rental commitments are as follows:

Year Ended December 31,	Amount
2014	$ 3,608
2015	3,608
2016	902
Total	$ 8,118

Legal matters

In the normal course of operations, the Company is involved with various lawsuits, claims and disputes, and consults with legal counsel to resolve these matters. Additionally, the Company is subject to periodic examination by various regulatory agencies.

At December 31, 2013, several claims are in various stages of discovery. Management intends to vigorously defend the claims and believes it has meritorious defenses, though in some cases is willing to consider settlement offers; however, legal counsel is unable to estimate the likelihood of the Company's success in any of these claims, based on the progress of the cases to date. These claims have been tendered to the Company's insurance carrier. No amounts have been accrued in the financial statements for losses under these claims, as management is unable to evaluate the probability or amounts of any ultimate losses not covered by insurance at this time. Management believes that any liability it may incur related to these matters would not have a material adverse effect on the Company's financial condition or results of operations.

Note 14 - Subsequent events

The Company has evaluated subsequent events through February 27, 2014, the date the financial statements were issued.

SUPPLEMENTARY INFORMATION

Abbott, Stringham & Lynch
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS ADVISORS

TEL 408-377-8700 FAX 408-377-0821
1550 Leigh Ave., San Jose, CA 95125

aslcpa.com

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY *RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934*

To the Board of Directors and Stockholders
of Foothill Securities, Inc.
Mountain View, California

We have audited the financial statements of Foothill Securities, Inc. (the "Company") as of and for the year ended December 31, 2013, and have issued our report theron dated February 27, 2014, which contained an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II, and III, required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II and III is fairly stated in all material respects in relation to the financial statements as a whole.

Abbott, Stringham & Lynch

February 27, 2014

FOOTHILL SECURITIES, INC.

Financial and Operational Combined Uniform Single (FOCUS) Report

December 31, 2013

Schedule I

Please see the attached FOCUS report on the following pages 21 to 23.

FOOTHILL SECURITIES, INC.
FOCUS REPORT - PART II A

This report is being filed pursuant to:

1) Rule 17a-5(a) X

This report is being filed:

2) Quarterly X

This FOCUS II is for the period ending in: December
Period Beginning: 1/1/2013
Period Ending: 12/31/2013

Unconsolidated: X

Does Respondent carry its own customer accounts?
No: X

Using the (B) Basic Method (B)

ASSETS

		Allowable	Non-Allowable	Total
1	Cash	2,286,425		2,286,425
2	Rec Fr Brokers & Dealers			
	A Clearance Account	-		-
	B Other	522,477	268,373	790,850
3	Rec fr Non-Customers	-	131,906	131,906
4	- 9 blank	-	-	-
10	Property Depreciation	-	109,309	109,309
11	Deferred tax asset	-	56,950	56,950
12	Other Assets	-	327,835	327,835
13	Total Assets	2,808,902	894,373	3,703,275

LIABILITIES

		A.I.	Non-A.I.	Total
15	Payable to Non-Customers	464,728	-	464,728
17	Accounts pay, accrued Liabilities, expenses & other	651,767	-	651,767
20	Total Liabilities	1,116,495	0	1,116,495

EQUITY	
23 Corporation	
A. Preferred Stock	
B Common Stock	20,043
C addit paid-in capital	1,881,272
D Retained Earnings	685,465
E Total	2,586,780
24 **Total ownership equity**	**2,586,780**
25 **Total liabilities, and ownership equity**	**3,703,275**

INCOME STATEMENT	
REVENUE	
1 Commissions	
A On listed equity sec executed on an exh	1,461,017
B On listed option transactions	3,957
C On all other securities	14,827,543
D Total securities commissions	16,292,517
5 Revenue from sale of investment company shares	9,223,547
7 Fees for acct supervision, investment advisory & admin services	14,330,896
8 Other revenue	1,522,133
9 **Total revenue**	**41,369,093**
EXPENSES	
10 Salaries & other employment costs for gen ptners & voting stockholder officers	797,615
11 Other employee compensation & benefits	37,197,970
14 Regulatory fees & expenses	549,772
15 Other expenses	2,262,453
16 **Total expenses**	**40,807,810**
NET INCOME	**561,283**
17 Income (loss) before Federal Taxes	561,283
18 Provision for Fed Inc Taxes	258,442
22 Net income/loss after Federal income taxes & extraordinary items	302,841

MONTHLY INCOME

23 Income from last month this FOCUS covers (before provisions for Federal income taxes and extraordinary items):	(115,320)

Exemptions Under SEC Rule 15c3-3

25	A	
	B K(2) (I) - Special Account for Exclusive Benefit of Customers" maintained:	X
	C (k) (2) (II) - All customer transactions cleared through another broker-dealer on a fully disclosed basis.	X
	8-17574 a	

Computation of Net Capital

1	Total ownership equity (o/e)	2,586,780
2	Deduct ownership equity not allowable for Net Capital	(10,800)
3	Total o/e qualified for net capital	**2,575,980**
5	Total cap & allowable subloans	**2,575,980**
6	Deductions &/or charges	
	A Total non-allowable assets	894,373
	D Other deductions &/or charges	894,373
8	Net Capital before haircuts	1,681,607
10	**Net Capital**	**1,681,607**
11	Minimum net capital required: (based on Aggregate Indebtedness)	74,433
12	Minimum Dollar Requirement	50,000
13	**Net Cap reqmt (greater of line 11 or 12)**	**74,433**
14	**Exces net capital**	**1,607,174**
15	Exc net cap @ 1000% (net cap - 10% AI)	1,569,958
	Computation of Aggregate Indebtedness	
16	Total AI liab from Balance Sheet	1,116,495
19	Total Aggregate Indebtedness	1,116,495
20	**Ratio of AI/NC**	**66.39**

Statement of Changes in Ownership Equity

1	**Balance, beginning of period**	**2,790,860**
	A Net income (loss)	**302,841**
	B Additions, incl non-conforming capital of	**108,988**
	C Deductions, incl non-conforming capital	**(615,909)**
2	**Balance, end of period**	**2,586,780**

FOOTHILL SECURITIES, INC.

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
and Information Relating to Possession or Control Requirements Under Rule 15c3-3

December 31, 2013

Schedule II

The Company did not handle any customer cash or securities during the period and does not have any customer accounts.

Exemptive provision under Rule 15c3-3. Firm is operating as a (k)(2)(i) and (k)(2)(ii) broker/dealer.

The Company is a fully disclosed broker/dealer. The clearing broker used is:

Pershing LLC
One Pershing Plaza
Jersey City, NJ 07399

Firm is a FINRA member.

FOOTHILL SECURITIES, INC.

Reconciliations Pursuant to Rule 15c3-1

December 31, 2013

Schedule III

The respondent's reconciliation of the computation of net capital did not differ from the net capital calculated on pages 21 to 23.

Abbott, Stringham & Lynch
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS ADVISORS

TEL 408-377-8700 FAX 408-377-0821
1550 Leigh Ave., San Jose, CA 95125

aslcpa.com

INDEPENDENT AUDITOR'S REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Stockholders
of Foothill Securities, Inc.
Mountain View, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Foothill Securities, Inc. (the "Company"), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Abbott, Stringham & Lynch

February 27, 2014

Abbott, Stringham & Lynch
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS ADVISORS

TEL 408-377-8700 FAX 408-377-0821
1550 Leigh Ave., San Jose, CA 95125

aslcpa.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors and Stockholders
of Foothill Securities, Inc.
Mountain View, California

In planning and performing our audit of the financial statements Foothill Securities, Inc. (the "Company"), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives states in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Abbott, Stringham & Lynch

February 27, 2014

Abbott, Stringham & Lynch

CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS ADVISORS